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SECURITIES AN
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSF CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 BRICKSTONE SQUARE, SUITE 406
(No. and Street)

ANDOVER	MA	01810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD JENKINS — (978) 259-5753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD JENKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSF CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Joanne Terino

Notary Public

MEMBER JOANNE TERINO STATE OF NEW HAMPSHIRE NOTARY PUBLIC MY COMMISSION EXPIRES MAY 9, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GSF CAPITAL MARKETS, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

GSF CAPTIAL MARKETS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2013

GSF CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of GSF Capital Markets, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of GSF Capital Markets, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSF Capital Markets, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the

United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 18, 2014

GSF CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 28,101
Account receivable	0
Prepaid expense	1,994
TOTAL ASSETS	$ 30,095

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 5,000
TOTAL LIABILITIES	5,000
Member's capital	25,095
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 30,095

The accompanying notes are an integral part of these financial statements.

GSF CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Fee Income	$159,402
Interest Income	38
TOTAL REVENUES	159,440
Expenses:	
Commissions	168,650
Management services	72,000
Regulatory fees and expenses	6,426
Other expenses	38,427
TOTAL EXPENSES	285,503
Net Loss	$ (126,063)

The accompanying notes are an integral part of these financial statements.

GSF CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2013

Member's capital - December 31, 2012	$ 70,883
Capital contribution	80,275
Net loss	(126,063)
Member's capital - December 31, 2013	$ 25,095

The accompanying notes are an integral part of these financial statements.

GSF CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net loss		$ (126,063)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: expenses in exchange for capital contributions	$ 75,275	
Decrease in accounts receivable	49,862	
Increase in prepaid expenses	(1,929)	
Increase in accounts payable and accrued expenses	(1,900)	
Total adjustments		121,308
Net cash used in operating activities		(4,755)
Cash flows from financing activities:		
Member contributions		5,000
Net cash provided by financing activities		5,000
Net change in cash		245
Cash at beginning of year		27,856
Cash at end of year		$ 28,101

SUPPLEMENTAL INFORMATION:

Non-Cash Financing Activities:	
Capital contributions in lieu of rent and other expenses	$ 75,275

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

GSF Capital Markets, LLC (the "Company") is a registered broker/dealer selling securities. It is a Delaware limited liability company operating in Massachusetts organized on May 10, 2006. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company emphasizes private placements in the United States.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2013 the company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the member of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements. The tax years that remain subject to examination are 2012, 2011, and 2010. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 4. GUARANTEES

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2013, the Company had net capital of $23,101and $18,101 of excess net capital. At December 31, 2013, the Company's aggregate indebtedness to net capital ratio was 0.22 to 1.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an entity controlled by the sole member of the Company. Payroll and facility expenses incurred through this agreement amounted to $75,275 for 2013. The Company also paid management service expense of $72,000. At December 31, 2013, $0 was owed to the related party.

The shared expenses for 2013 are:

Salary and Employee Benefits	$56,075
Insurance	4,800
Office expenses	6,000
Rent	8,400
	$75,275

NOTE 7. CONCENTRATIONS –

In 2013, the company completed three securities related transactions and received revenue from a shared services arrangement which continues to pursue potential financing transactions that the company hopes to complete in the future with the counter-party.

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2014, the date the financials were available to be issued and believes that there are no subsequent events requiring disclosure.

SUPPLEMENTAL INFORMATION

GSF CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Credits:	
Member's Capital	$ 25,095
Non-Allowable Assets	
Accounts receivable (net related payable)	0
Prepaid Expense	1,994
Net Capital	23,101
Minimum Net Capital Requirement	(5,000)
Excess Net Capital	$ 18,101
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 5,000
Ratio of aggregate indebtedness to net capital	0.22 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part II A filing.

GSF CAPITAL MARKETS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i). The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Member of GSF Capital Markets, LLC

In planning and performing our audit of the financial statements of GSF Capital Markets, LLC as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered GSF Capital Markets, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of GSF Capital Markets, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of GSF Capital Markets, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by GSF Capital Markets, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because GSF Capital Markets, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of GSF Capital Markets, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that GSF Capital Markets, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 18, 2014